UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

RED METAL RESOURCES LTD.
(Name of Issuer)

Common Stock
(Title of Securities)

75678R 202
(CUSIP Number)

Caitlin Jeffs
102-278 BAY ST.
Thunder Bay, ON P7B 1R8
(807) 345-5380
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

January 30, 2020
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.[ ]

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 75678R 202

1.	Names of Reporting Persons IRS Identification Nos. of Above Persons (Entities Only) Caitlin Jeffs
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Canada
Number of Shares Beneficially Owned by Each Reporting Person With:

	7.	Sole Voting Power 5,418,329*
	8.	Shared Voting Power Not Applicable
	9.	Sole Dispositive Power 5,418,329*
	10.	Shared Dispositive Power Not Applicable

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,418,329*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 13.15%
14.	Type of Reporting Person (See Instructions) IN

*This number does not include 330,087 shares of common stock owned by Fladgate Exploration Consulting Corporation. Caitlin Jeffs owns a 33 1/3% interest in Fladgate Exploration Consulting Corporation.

Item 1.Security and Issuer

Common stock, $0.001 par value, of Red Metal Resources Ltd. (the “Issuer”). The Issuer’s address is 278 Bay Street, Thunder Bay, Ontario, Canada P7B 1R8.

Item 2.Identity and Background

(a)This statement is filed by Caitlin Jeffs (the “Reporting Person”).

(b)The Reporting Person’s address is 278 Bay Street, Thunder Bay, Ontario, Canada P7B 1R8

(c)The Reporting Person is the Chief Executive Officer, President, Secretary and a director of the Issuer.

(d)During the last five years, the Reporting Person has not been convicted in a criminal proceeding.

(e)During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)The Reporting Person is a citizen of Canada.

Item 3.Source and Amount of Funds or Other Consideration

The Reporting Person acquired her securities of the Issuer with her personal funds in the following transactions:

(a)180,004 shares of common stock were acquired for cash of $3,850.

(b)1,428,572 shares of common stock were acquired for cash of $100,000 in a private placement transaction.

(c)83,333 shares of common stock were acquired for cash of $25,000 in a private placement transaction.

(d)13,000 shares of common stock were acquired in open market transactions for cash of $850.

(e)3,713,420 shares of common stock were acquired in settlement of $167,103.91 in indebtedness for loans made by the Reporting Person to the Issuer.

Item 4.Purpose of Transaction

The securities acquired by the Reporting Person were acquired for investment purposes. Except as set forth herein, the Reporting Person does not have present plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. However, the Reporting Person may in the future take such actions with respect to its investment in the Issuer as it deems appropriate including, without limitation, purchasing additional common stock or other securities of the Issuer, selling or otherwise disposing of some or all of her common stock, or entering into other transactions with respect to the Issuer’s securities, to the extent permitted under applicable law.

Item 5.Interest in Securities of the Issuer

As computed using rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended, the Reporting Person beneficially owns a total of 5,418,329 shares, or approximately 13.15%, of the Issuer’s common stock. The Reporting Person has the sole power to vote and to dispose of the shares she owns. The Reporting Person did not effect any transactions in the Issuer’s common stock during the 60 days prior to the date of this report. No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the common stock in the Issuer owned by the Reporting Person.

Item 6.Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Not applicable.

Item 7.Material to Be Filed as Exhibits

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 30, 2020

/s/ Caitlin Jeffs

Caitlin Jeffs